Filed by OTG Software, Inc.
            Pursuant to Rule 425 under the
            Securities Act of 1933 and deemed filed
            pursuant to Rule 14a-12 under the
            Securities Exchange Act of 1934

            Subject Company: OTG Software, Inc.
            Commission File No.: 000-29809

This filing relates to a planned merger between OTG Software, Inc. (“OTG”), and Orion Merger Sub Corp. (“Orion”), a wholly owned subsidiary of Legato Systems, Inc. (“Legato”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 20, 2002 (the “Merger Agreement”), by and among Legato, Orion and OTG. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OTG on February 22, 2002, and is incorporated by reference into this filing.

The following is a transcript of a presentation by Richard Kay, OTG’s Chairman, President and Chief Executive Officer, at a March 1, 2002 security analyst meeting. The slides used in connection with Mr. Key’s presentation follow the transcript. A video recording of Mr. Kay’s presentation and the accompanying slides may be viewed by clicking through OTG’s Internet web site, www.otg.com. Remarks by Richard Kay, President and CEO of OTG.

Thank you for allowing us to be here. I’m joined by Amena, with Amena Ali, our Senior VP of Marketing and Strategy. That was a heck of a build-up, David. Thank you very much. We wanted to take some time, and we’re glad that Legato asked us to spend a few minutes just to tell you about OTG, because some of our friends that are out here, such as Clint and Tom (we see some familiar faces) know about us, but I think a lot of people really don’t know who OTG is. We’ve been growing our profile since we went public, but a lot of people don’t really know what we really have under the covers. And again I’m also going to take it from a high level position, but concentrate on a few of the products that we have. I, like David, feel the same way. This was a scary thing for us to consider doing. As a company we’ve had great success. We have, like Legato, a real family-oriented environment. But, at the end of the day, we did our due diligence like they did theirs, and we came away with (1) that the management team that is in charge now is fantastic. They’ve done an amazing job at Legato. They’re similar to us in the ways that they want to have results; they like to have fun; and they want to be very important to the customer so that they can continue to grow their business.

So, to start out, this is probably the last time you’ll see this mission statement, so I thought we’d put this up there for you guys. There’s a lot of last times that will happen today, I’ve got a feeling. I thought maybe, just to back up for a second, some of the details that David told you about us I wanted to repeat because as a company, somehow we ended up over ten years of getting into the three areas of storage, content and messaging as the most important areas that the industry really needs right now. We felt like we grew this company to about 400 people. Mostly an indirect model—we’ve built all of our products internally, we’ve done a couple of core acquisitions that brought platform functionality and helped us speed to market faster than we could do ourselves. But at the end of the day, people are saying why’d you do the deal? It’s very simple for us. We respect the management team, and we have gotten to know them very well. And they’ve certainly got to know us very well. We feel we can scale the business faster together. I believe, like David, that the customers want end-to-end solutions. They don’t want to choose three different companies that do the same types of stuff for two different platforms. They want one or two different companies they can depend on and grow their business. Understanding the customer’s pain is what’s really going to help us grow our business, and we’re very close to our customers. We have about 16,000 customers, and because of how we activate our software through the channel, we touch every single end-user—to understand the configuration, what the requirements are they have—so we know what the end-users are doing, and we’re able to feel like we have got a handle on where they want to go. But our front-end solutions, because that’s what OTG really has—front-end solutions—around content, around messaging, around storage, that complement Legato’s data protection and high-availability solutions. It’s a perfect fit, and I’ve talked to a lot of different companies prior to us getting together. I know pretty much about where every major company wants to play in the storage arena, and everybody’s leaning towards, “How do we fit the application in?”

So we’re going to talk today about content, storage and messaging, and instead of highlighting a dozen products and putting you guys to sleep, we’re going to highlight two or three products and tell you where the value is.

Before we do that, we throw this slide up there because this really reinforces what we try to tell people that we do. And, in a nutshell, what happens is that we have been tying into application table structures to our content management area for eight or nine years. And we recognize that that was a way to create the ability to have information that you then could store and manage, and, in our model, access. So we started over the years blending that into working with the backup companies, of which Legato we’ve had a three year plus relationship with, and we tied together—we bridged the gap—on how you get to the application and how you then can protect the data, restore it, but really make it available to the user. And along the way we did deals with a number of the check marks that you’ll see on there. And what’s exciting to me is that if you look down at the bottom half of that chart, you see that we are currently working with almost every major company out there—one we don’t care to work with—but two at the bottom we do care to work with, and we think that Legato’s going to help us. And their relationships are going to help us. So right there, there’s some opportunity that this partnership will create.

But we are a channel company and about 80% of our business is in direct, and about 20% of our business is indirect. Through an OEM/VAR/ISV approach, we have about 600 channel partners. About 200 internationally, and the balance, about 400, domestically. And we focused the channel partners on where the business was. And so we went out and tied in initially right at the beginning with vertical channels. And the reason we did that was because they had customers. We wanted to go to vertical guys that had a customer base. When EDS decided to resell our products, they had thousands of customers. The same with GE Medical. The same with Cerner. And so by tying into the vertical markets, the requirement was to have application access. But how else did we store and manage the data? We really felt like that was a big advantage for us to kick off our channel program. At the same time, as a start-up company and a self-financed start-up company before we went public, we had to watch every penny, reinvest any profits we had into the business and the best way to do it would be indirect. So it’s proven to be a great strategy for us and it’s helped us to be cash-flow positive, team up with companies that don’t look at other software vendors, build their business around our products and we just keep adding functionality.

Out of our 400 people about 200 are in R&D. We basically were known as techno-dweebs with no marketing. And then along came Amana, and Amana and her team started to create a marketing and a profile that really started to blend really well. And it all started kicking in around the IPO and the secondary. We raised a lot of money, and we’ve been able to keep that money even though we’ve done acquisitions and we’ve built our business.

But we have 16,000 customers, and we really think it’s time to combine those with Legato’s customers and go back and add value add to those customers. Our channel is excited about dealing with the products and solutions Legato brings forth. We’re obviously excited to bring the application and the messaging side to their channel and their customers. We sell about 50% new business per quarter and about 50% existing business. It’s a nice mix for us. And, at the end of this, at the end, our model comes down to one or two main points, David brought them up. When we matched them together in single digit comparisons, we’re not overlapping. We’re not asking the same channel partners to now sell the same product. We’re bringing new channel partners to the table. And none of our partners account for more than eight to ten percent of our revenue. So we’re very diversified. One channel partner, one vertical partner, has a problem—it happens, business goes up and down — we’re off to the other guy. And so it’s a very stable business environment that we’re going to be able to do together. It’s going to be obviously a good way for you guys to view us.

But our core product is DiskXtender. That’s the first product we want to just quickly talk about. It is an automated, policy-based storage program. In essence what we’re doing is we’re just making it easier for the end-user or the IT manager to set rules, set their own policies, set the watermarks—When do you want to move data? When do you want to access it?—leave it up to the customer. Intelligently allowing these data movements to happen is what we’re hearing in the marketplace, and this is what our product’s been doing for years. So as the 90’s came and gone, and protection was important, now, even after 9-11, protection’s become important again. It has to be coupled with access. And, if you can pull data from an application, you’re driving storage and you’re driving protection. So it’s a real big complement together.

Our product, DiskXtender, has grown from a basic HSM product back in the 90’s to where we actually offer a complete virtualization and centralization of storage management. It will complement the high-availability solutions that Legato has. We will allow this consolidation to continue so that we free up space. We allow the networks to have better performance. I love that Amena, thank you. These are new slides by the way. And, what we really do is we take all these islands of data, as shown on the top portion, and these islands of data create information that companies need to consolidate. And so we will provide the access to the consolidated storage so that the user will see it as a single source of information, even though it’s many servers located all around world. It’s consolidated together, and it’s virtualized so that the user can get to the data. And that’s what everybody’s talking about. But we do that through the application. We do that through what the end-users want, through the data in the application, not just through a network or an infrastructure, a SAN or any other sort of infrastructure set up. We do it through the application, and that’s the key. And everybody wants to be able to gain access to their information, whether it’s real time today or whether it’s stuff that they’ve looked at months ago. We don’t care what device we use. We’re 800 strong in certification. Every single device, that means anything we’ve certified. Tape, optical, CD, DVD, RAID, etc. We’re horizontal in that approach. If you’re a company that has multiple hardware devices and media types, we’ll work with you. And in some cases it can be a single installation. This is a plug-and-play technology, requires no custom development to work, and your return on investment is immediate, as compared to the year or two as some companies have been used to over the years.

Virtualizing through DiskXtender is probably, as I mentioned, the key focus of our DiskXtender product. It does combine HSM. It combines the whole consolidation matrix. But it’s just a logical view of where your data is, and it shows you how to tie into the application and get to information when needed. So companies are going to be able to make better decisions, faster decisions and be confident that they can have not only the OTG front end, but the Legato data protection and availability solutions as a full solution.

NAS is an initiative that we’re very proud of. We’ve been able to become, in our minds and what some of the market players are telling us, the de facto standard for NAS appliance solutions. We control about 50% through our Maxtor and Quantum relationships where we have been chosen over our competition. And the beautiful thing about this is that these initiatives are where we’re embedded. In Maxtor we’re embedded on the chip. And, combined with the relationship that Legato has with Maxtor, the customer’s going to end up with a very economical price point to allow data to be working with a NAS environment, so that it can really aggregate all those applications and allow the end-user again to view data as a single source, even though it’s going to be on multiple boxes. Because we have a way, through our virtualization of NAS to actually let it be seen as a single box, even though it’s going to be multiple NAS boxes throughout. And you know when we bring the killer apps that we have to the table — and what are the killer apps? Email, our DiskXtender data manager — all that does for guys like Quantum and Maxtor is help them do what they want to do which is sell more boxes, because you’re tying in some real need and some real solution to the hardware. And for $10,000 or less, companies are going to be buying this and buying it and buying it. And we believe now that that’s a platform for us to go into the high level NAS market and one of the things we’ve been talking about with Legato is how do we get into the high end? And NetApp is the place we’d like to be. And we believe the relationship will be strengthened by Legato’s relationship. By being embedded on the chip we show that we don’t need separate servers to run our software. When you look at Veritas and their RSE solution and how they want to work with NAS, they need an extra server. So it’s an extra piece of equipment, extra dollar amount—we don’t need that. We’re embedded right in there. So we’re real excited about where NAS is going, and we’re already beginning to see traction right now. And you’ll see a lot more marketing and business coming out of both Maxtor and Quantum with the Legato/OTG relationship.

ApplicationXtender is our initial product we did back in the early 90’s. We have just built on it. Millions and millions of lines of code. Where are the data generators at? They’re in the application. These front-end applications have helped us tie in to the vertical market. All the health care, claims processing, medical radiology requirements are all front end—video—are all front end applications. And so taking ApplicationXtender you can tie right in to those different table structures and just pull the data out, collect it, manage it, deliver it any way you want through a policy-based DiskXtender approach, and again, tie it back up to data protection and availability through Legato. End-to-end solution, all platforms and giving the customer what they need so that they can run business better.

The one thing about our ApplicationXtender that works well is that we have another product called WebXtender. For example, if you are traveling and you want to view the data remotely anywhere in the world, you can tie in with what we call WebXtender to another product we developed that allows you to view information from any standard browser. So, you’re never away from the access of your information. You don’t have to be sitting at your workstation in your business.

ApplicationXtender will automatically index your information. It’s seamlessly integrated. It’s not a point-and-click with DiskXtender, so it’s a smooth transition, and it’s very transparent to the end-user. So we capture all this information. We let the end-user make decisions on how to set the policies. We work with the end-user to make sure that they can migrate the data off-line if they want to free up some of the space. They can back it up and protect it and restore it, and make it available when needed. And it’s just a perfect complement from what our solutions have. Just to step back, it’s one of the main reasons we went ahead with this—is because we felt we would be effective and we could offer something that was not just a combination of companies for maybe a little bit of revenue or maybe some potential products down the line. We have products that are ready today and are ready to be sold over the next year or two, and we have development processes in place that’ll allow for future leadership in some of the areas that we believe—storage, content and messaging—are going to be coming forth.

E-mail—the number one door opener for any opportunity today is email. I always ask everybody how’s it going with your email? Have you been asked to delete lately? We know the problems that are there. We’ve been working with email for over a year and half now, and we’re the only company in the world that can offer email on all platforms—Microsoft Exchange, Lotus and UNIX Sendmail. It’s scalable. We can get in the door. We have a business philosophy that says let’s start in the departments and scale to the enterprise, as opposed to waiting six to eight months to ten months for a deal to sell an enterprise deal. Then I’ve got to wait another six months to deploy. So email gets you in the door. It’s the fastest growing area of storage. What application is more important than email? And as David said, it runs e-commerce. It runs your business. It runs your Blackberries.

But we’ve had some wins, and we’re proud of some of the wins we’ve had. JC Penny came out strong for us—70,000 users, 300+ thousand emails a day that are being managed and made available. So through any sort of a key word or phrase or search capability, you can just dial in, Penny’s can dial in, home improvements—and boom—any email that’s associated with home improvements will come up. Clothing, kids, adults, whatever—it’s just an automatic, seamless approach to accessing information. Again, it will centralize the data. It will make it available. The customer can index it the way they want. It’s a complete policy based approach, and that’s how our whole solution set is set up. So we think email messaging is going to be a major thrust in the next twelve to twenty-four months. It creates data, which creates storage, which creates backup, which creates availability. We’re proud to say that by having all platforms again we can sell anybody—anybody’s needs we can sell, because we’re not just limited even though Microsoft Exchange, as David said, tens of hundreds of thousands of Exchange servers out there, we think you’ve got to also address Lotus, and you’ve got to address UNIX Sendmail.

Just a quick summary of what we’re doing and where we think we’re going to be and how we’re going to tie in to some of the opportunities of what Legato found attractive as a business opportunity. Like David said, we’re entrepreneurs who sort of just like went with what the market was telling us. We didn’t have any real brainstorm on it. We just went out. We developed content applications. We developed the beginnings of what we were calling DiskXtender. And we built it up by tying into backup and recovery guys. We then knew we had to integrate. We knew we had to do things over the Web. We wanted to be a part of all the CRM opportunities. We’re in the process of completing some of the portal requirements for tying in the SAPs and the Siebels together. Grabbing that application data. Moving it through the solution as I’ve said. Bringing it to the Legato expertise. And those things are going to really create opportunities for companies because now they can talk to each other, and they’re going to be able to use information from different systems.

When SAN came out we felt we needed to play in the SAN market, so we developed SANXtender, based on the core DiskXtender functionality. We’re not recreating the wheel. We didn’t go public and say let’s go public, raise money so that we can recreate something, we can find a way to build a product. We had them going. We just added scalability, stability and real, real stable products that allowed us to actually help the marketplace. What we say to ourselves all the time is where are we going? What’s the market saying? We picked a few areas and NAS was the first area picked. We made a big splash there. We got called by Quantum and Maxtor. And the truth is that we beat a lot of competition out on those deals. We think tying in the databases plays right into what Legato does. That their relationship with Oracle and our DiskXtender Database product, that actually ties in as well with Oracle. You’ll see big inroads in that. We have good visibility and some good traction. Level 3, one of our customers, has about four or five Oracle databases that they manage information from using DiskXtender.

We feel like video is a big area. Rich media is a big upcoming area. We’re coming to the table with VideoXtender and with his R&D department coupled with ours, we’re going to really put some functionality in that product over the next year. And we’ll be leaders in that as well. But finally what’s really going to be taking place and what we’re excited about is the instant messaging, which is the next evolution of email. For some of you who have worked for bankers or been around the financial areas you know that instant messaging is sort of banned, or been banned, or will be banned until it provides logging, secure access, archiving and retrieval, which it doesn’t do now. But we all know that all the platforms—all the instant messaging platforms—AOL, Microsoft and Yahoo—are all coming out with programs and we plan on being a part of those. We have IMXtender ready to go today, so that when they’re ready to implement, we’re ready to go out there and grab new market share with a new place.

So we do keep our eye out on what the market’s saying. We try to make sure that we’re going to stay ahead. The R&D department that we have is going to work very well with Legato’s. We move fast. We know all our lines of code, and we let the market drive us in the right way so that we can make sales, make money. And that’s the bottom line, building the company so that the shareholder value together will grow. I just wanted to say thank you before I leave. I appreciate you guys giving me a chance to say a little bit about what we do. We’re going to show, I believe right now, a sales tool that was developed for our Maxtor email appliance, which we call MaxAttack Email Management, or EMS. I think you guys will enjoy seeing that. Thank you.

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The offer and sale of shares of Legato common stock in connection with the merger will be registered with the SEC. That registration statement on Form S-4 has not been filed as of the date of this filing and once filed copies may be obtained from either Legato or OTG or at the

SEC’s website www.sec.gov. The registration statement will contain important information as to how the merger will affect investments in shares of either Legato or OTG, and interested persons should carefully read that registration statement in its entirety.

Legato, OTG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Legato and OTG in favor of the merger agreement. Information concerning the directors and executive officers of Legato and their beneficial ownership of Legato common stock is set forth in documents related to Legato which have been filed with the SEC. Information concerning the directors and executive officers of OTG and their beneficial ownership of OTG common stock is set forth in documents related to OTG which have been filed with the SEC. You may obtain those proxy statements free of charge at the SEC’s website, www.sec.gov.

Security holders of Legato and OTG may obtain additional information regarding the interests of the foregoing people by reading the registration statement when it becomes available.

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This document contains and incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding the period following completion of the merger. This document contains and incorporates by reference forward-looking statements based on current projections about operations, industry, financial condition and liquidity. Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger or the combined company’s business, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations or future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

All forward-looking statements reflect management’s expectations of future events as of the date of those statements and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to the businesses of Legato and OTG, the uncertainty concerning the completion of the merger, could cause actual results to be materially adverse from those described in the forward-looking statements. These factors include: relative value of Legato’s and OTG’s common stocks, the market’s difficulty in valuing Legato’s and OTG’s business, the failure to realize the anticipated benefits of the merger and conflicts of interest of directors recommending the merger. You are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this document or the date indicated in this document.